PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas Orange County SAN DIEGO scottsdale SILICON VALLEY washington d.c.

November 28, 2022

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Jason Drory
Laura Crotty

Re:	OncoSec Medical Incorporated
Amendment No. 2 to the Registration Statement on Form S-1
Filed November 23, 2022
File No. 333-268081

Ladies and Gentlemen:

On behalf of our client, OncoSec Medical Incorporated (the “Company”), we submit this letter in response to verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on November 23, 2022 (“Registration Statement”). We are concurrently filing via EDGAR this letter and the Company’s Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3 to Registration Statement”).

To reiterate the discussion with the Staff, there is a question about the Company having sufficient authorized but unissued shares of Common Stock available to complete the Offering as structured.

As discussed, the Company has structured said Offering in a way to ensure that it has sufficient authorized shares necessary to complete the Offering.

Securities and Exchange Commission

November 28, 2022

First, the Company confirms to the Staff that it will have sufficient authorized but unissued shares to be able to issue at closing (i) the Common Stock and (ii) the Pre-Funded Warrants registered in the Offering. As disclosed in the Registration Statement, for each Pre-Funded Warrant the Company sells, the number of shares of Common Stock the Company is offering will be decreased on a one-for-one basis. By way of example, the Registration Statement registers up to 1,913,265 Shares of Common Stock and up to 1,913,265 Pre-Funded Warrants, but the aggregate number of Common Stock and Pre-Funded Warrants issued cannot exceed 1,913,265 shares due to the terms of the Offering (i.e. the decrease of Common Stock on a one-for-one basis for each Pre-Funded Warrant issued).

Second, the Company has specific contractual provisions built into this Offering to ensure there is sufficient authorized shares available for issuance upon exercise of the Series A and Series B Common Warrants (collectively, the “Common Warrants”) following closing, as follows:

1.	Section 4.17 of the Securities Purchase Agreement (Exhibit 4.6) requires the Company to hold a Stockholder Meeting on or before December 31, 2022 for the approval of an increase in the authorized shares of the Company by an amount at least equal to the number of Common Warrant Shares (such affirmative approval being referred to herein as the “Stockholder Approval”, and the date such Stockholder Approval is obtained, the “Stockholder Approval Date”);

2.	Both the Series A Common Warrant (Exhibit 4.5) and Series B Common Warrant (Exhibit 4.7) provide that the initial exercise date (the “Initial Exercise Date”) for each Common Warrant issued in the Offering does not commence until after the Stockholder Approval Date. This means that the Common Warrants are not exercisable, if at all, until Stockholder Approval is obtained. In addition, in the event that Stockholder Approval is never obtained, the Common Warrants nevertheless terminate on the six year anniversary of the issue date of said Common Warrants. As such, in no event will Common Stock underlying the Common Warrants be issuable when there is insufficient authorized but unissued shares available to be issued.

3.	As a condition of closing the Offering, each investor in the Offering (representing the requisite vote of more than 50.1% of the issued and outstanding Common Stock) will sign a Voting Agreement wherein they agree to vote in favor of the increase in the authorized shares of the Company. The record date for such Stockholder Approval is set contemporaneously with the closing of the Offering.

As such, the Company (i) expects to increase its authorized shares to allow for at least the number of Common Warrant Shares issuable under the Common Warrants on or about December 31, 2022, (ii) it will have binding contractual voting agreement at closing of the Offering covering the requisite votes to contemporaneously obtain such Stockholder Approval and (iii) the Common Warrants are not exercisable, if at all, unless and until the Stockholder Approval is obtained.

Further, this allows Company counsel to opine that the Common Warrant Shares will be duly authorized when Stockholder Approval is obtained and any necessary amendment to the articles of incorporation of the Company is effective and that, when issued, sold and delivered upon exercise of the Common Warrants in accordance with the terms thereof and for the consideration specified therein, will be validly issued, fully paid and non-assessable, because the terms of the Common Warrants provide that the Common Warrants are not exercisable unless and until the authorized share increase is implemented. This position is consistent with Staff Legal Bulletin No. 19 (“SLB No. 19”) Section II.B.2.f. (“Offerings Conditioned on Charter Amendments”). See, also, DHT Holdings, Inc. (Jan. 15, 2014):

SLB No. 19 provides that:

“A registrant may need to amend its certificate or articles of incorporation in order to increase the number of, or to create a class of, authorized shares of capital stock so as to be able to issue such shares in a registered offering. The staff does not object if the solicitation of proxies to seek shareholder approval of the charter amendment occurs contemporaneously with an offering of the securities that are the subject of the charter amendment. The form of charter amendment to be filed with the state authority may be filed as an exhibit to the registration statement. The staff does not object if the legality opinion submitted with the registration statement is subject to the assumptions that the required shareholder approval will be obtained and any necessary filings will be made in accordance with state law so that the amendment to the articles or certificate of incorporation becomes effective. The staff expects the registrant to file an appropriately unqualified opinion by post-effective amendment or on Form 8-K or Form 6-K, to the extent such filings are incorporated by reference into the relevant registration statement, no later than the closing date of the offering. The prospectus should disclose that shareholder approval and subsequent effectiveness of the charter amendment are conditions to the issuance of shares in the offering.”

In compliance with SLB No. 19, the Company (a) has disclosed in the prospectus that stockholder approval and a charter amendment are conditions to the issuance of the Common Warrant Shares, (b) has filed the form of charter amendment to be filed with the state authority as an exhibit to the Registration Statement, (c) represents to the Staff that, in compliance with footnote 31 to SLB No. 19, the Company will file a changed copy of the charter amendment on Form 8-K when such charter amendment is effective, and (d) represents to the Staff that Company counsel will file an appropriately unqualified opinion on Form 8-K once such charter amendment is effective.

***

Securities and Exchange Commission

November 28, 2022

Please direct any questions regarding the Company’s response or Amendment No. 3 to Registration Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/ Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:	Dr. Robert Arch, OncoSec Medical Incorporated